EXHIBIT 15

VALUATION AND QUALIFYING ACCOUNTS AND ALLOWANCES

(in 000’s)

	Balance at beginning of year	Additions Charged /(write back) to operations	Net Deductions (a)	Balance at end of year
Allowance for Doubtful Accounts:

Year Ended December 31, 2006	$4,644	$(278)	$(124)	$4,242
Year Ended December 31, 2005	4,395	$323	$(74)	$4,644
Year Ended December 31, 2004	658	3,888	(151)	4,395

(a)	Includes write-offs, recoveries of previous write-offs and currency translation adjustments